Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule TO
(Rule 14d-100)

Adecoagro S.A.

(Name of Subject Company (Issuer))

Tether Investments, S.A. de C.V.

(Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*		Fee rate	Amount of Filing Fee
Fees to be Paid	$615,492,689.10		0.00015310	$94,231.94
Fees Previously Paid	$0.00			$0.00
Total Transaction Valuation	$615,492,689.1	0
Total Fees Due for Filing				$94,231.94
Total Fees Previously Paid				$0.00
Total Fee Offsets				$0.00
Net Fee Due				$94,231.94

*            Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying (i) $12.41, which is the offer price per share, by (ii) 49,596,510, the maximum number of common shares of Adecoagro S.A. subject to the offer.